UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2005

PetroKazakhstan Inc.
(Name of Registrant)

140-4th Avenue SW #1460, Calgary Alberta, Canada T2P 3N3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroKazakhstan Inc. SEC File No. 0-28466
(Registrant)

Date: August 12, 2005	By:	/s/ Ihor P. Wasylkiw
Ihor P. Wasylkiw, P.Eng.
Vice President Investor Relations

EXHIBIT INDEX

Exhibit #	Description of Exhibit

99.1	Quarter 2, 2005 Interim Report
99.2	Quarter 2, 2005 Interim Management's Discussion & Analysis
99.3	CEO Certification
99.4	CFO Certification